Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11330

SUPPLEMENT DATED JUNE 3, 2021

TO OFFERING CIRCULAR DATED DECEMBER 14, 2020

FLOWER TURBINES, INC.

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated December 14, 2020 (the “Offering Circular”) of Flower Turbines, Inc. (the “Company”), as amended and supplemented. The Offering Circular is Here. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to announce the following changes to the Offering Circular, effective immediately and announce that new investors may receive bonus shares if they are members of the StartEngine OWNers bonus program.

Bonus Shares

The following risk factor is hereby added to the Offering Circular:

We are offering a discount on our stock price to some investors in this offering.

In addition to the Bonus Shares to be issued to investors in this offering for investments of $1,000 or more, Investors in this offering who are members of the StartEngine OWNers bonus program (“StartEngine OWNers”) are entitled to a discount to the share price in this offering; see “Plan of Distribution -- Bonus Shares for StartEngine OWNers.” Therefore, the value of shares of investors who pay the full price in this offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the company.

The section titled “Plan of Distribution” commencing on page 16 of the Offering Circular is replaced in its entirety as follows:

PLAN OF DISTRIBUTION

Plan of Distribution

We are offering a maximum of 200,000 Shares on a “best efforts” basis, plus any Bonus Shares that may be issued to certain investors. Assuming all investors qualify for the maximum number of Bonus Shares, 40,000 additional Bonus Shares would be issued in this offering, which would cause immediate dilution to your investment. We have engaged StartEngine Primary, LLC (“StartEngine Primary”) as our placement agent to assist in the placement of our securities in those states in which it is registered to undertake such activities, including soliciting potential investors on a best efforts basis. As such, StartEngine Primary is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act. StartEngine Primary is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities. Persons who desire information about the offering may find it at www.startengine.com. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website.

Commissions and Discounts

The following table shows the total discounts and commissions payable to StartEngine Primary in connection with this offering:

	Per Share	Total
Public offering price	$70.00	$14,000,000

Placement Agent commissions	$2.45	$490,000

StartEngine Processing Fee	$2.45	$490,000

Proceeds, before expenses	$65.10	$13,510,000

Other Terms

StartEngine Primary has also agreed to perform the following services in exchange for the compensation discussed above:

•	design, build, and create our campaign page,
•	provide us with a dedicated account manager and marketing consulting services,
•	provide a standard purchase agreement to execute between us and investors, which may be used at our option and
•	coordinate money transfers to us.

In addition to the commission described above, we will also pay $15,000 to StartEngine Primary for out of pocket accountable expenses paid prior to commencing. This fee will be used for the purpose of coordinating filings with regulators and conducting a compliance review of our offering. Any portion of this amount not expended and accounted for will be returned to us. Assuming the full amount of the offering is raised, we estimate that the total fees and expenses of the offering payable by us to StartEngine Primary will be approximately $490,000.

We shall also issue StartEngine Primary a number of Shares, equal to 2% of the Shares sold in this offering (excluding bonus shares), rounded to the nearest whole share. If we raise the maximum amount in this offering, we would issue 4,000 Shares to StartEngine Primary. The disposition of such shares by StartEngine, is subject to FINRA lockup restrictions pursuant to FINRA Rule 5110(e)(1), and pursuant to Exhibit A of the Posting Agreement, StartEngine has agreed on a lock up period of 180 days immediately following the date of the commencement of sales in this offering.

StartEngine Primary will charge you a non-refundable processing fee equal to 3.5% of the amount you invest at the time you subscribe for our securities, equivalent to $2.45 per share, which shall be in addition to the $70.00 per share purchase price. This fee will be refunded in the event we do not raise any funds in this offering.

StartEngine Primary intends to use an online platform provided by StartEngine Crowdfunding, Inc. (“StartEngine Crowdfunding”), an affiliate of StartEngine Primary, at the domain name www.startengine.com (the “Online Platform”) to provide technology tools to allow for the sales of securities in this offering. In addition, StartEngine Crowdfunding will assist with the facilitation of credit and debit card payments through the Online Platform. Fees for credit and debit card payments will be passed onto investors at cost and we will reimburse StartEngine Crowdfunding for transaction fees and return fees that it incurs for returns and chargebacks, pursuant to a Credit Card Services Agreement.

Bonus Shares; Discounted Price for Certain Investors

Certain investors in this offering are eligible to receive additional shares of Common Stock (effectively a discount) for their shares purchased (“Bonus Shares”) equal to 10%, 15% or 20% of the shares they purchase, depending upon the investment level of such investors, up to a maximum of 40,000 Bonus Shares.  See “—Perks” below. In addition, anyone who is a member of the StartEngine OWNers bonus program is entitled to 10% Bonus Shares (the “OWNer Bonus”). See “—Bonus Shares for StartEngine OWNers” below. StartEngine OWNers shall receive the greater of the OWNer Bonus and the number of Bonus Shares calculated based on the amount of their investment, however, shall not be entitled to both.

Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share. Investors in the highest bracket of these Bonus Shares will pay an effective price of approximately $58.33 per share before the StartEngine processing fee, a discount of 16.67%. The StartEngine processing fee will be assessed on the full share price of $70.00, and not the effective, post bonus, price. The company will absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will reduce the proceeds that the company receives. In addition, investors will not pay the StartEngine processing fee with respect to any bonus shares issued.

Subscription Procedures

After the Offering Statement has been qualified by the Commission, we will accept tenders of funds to purchase Shares. We may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, checks will not be accepted, to the escrow account to be setup by the Escrow Agent. Tendered funds will remain in escrow until a closing has occurred. StartEngine Crowdfunding will assist with the facilitation of credit and debit card payments through the Online Platform. We estimate that processing fees for credit card subscriptions will be approximately 3.5% of total funds invested per transaction, although credit card processing fees may fluctuate. We intend to pay these fees and will reimburse StartEngine Crowdfunding for transaction fees and return fees that it incurs for returns and chargebacks. We estimate that approximately 70% of the gross proceeds raised in this offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total offering expenses set forth in “Use of Proceeds.” Upon closing, funds tendered by investors will be made available to us for our use.

The minimum investment in this offering is 8 Shares, or $560, plus the StartEngine processing fee of 3.5%.

In order to invest you will be required to subscribe to the offering via the Online Platform and agree to the terms of the offering, Subscription Agreement, and any other relevant exhibit attached thereto.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount, including the StartEngine processing fee, that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor’s principal residence).

We have entered into an Escrow Services Agreement with Prime Trust LLC (the “Escrow Agent”) and StartEngine Primary. Investor funds will be held by the Escrow Agent pending closing or termination of the offering.  All subscribers will be instructed by us or our agents to transfer funds by wire, credit or debit card, or ACH transfer directly to the escrow account established for this offering. We may terminate the offering at any time for any reason at our sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned.

Prime Trust is not participating as an underwriter or placement agent or sales agent of this offering and will not solicit any investment in us, recommend our securities or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such, or distribute this Offering Circular or other offering materials to investors. The use of Prime Trust’s technology should not be interpreted and is not intended as an endorsement or recommendation by it of us or this offering. All inquiries regarding this offering or escrow should be made directly to us.

In the event that we terminate the offering while investor funds are held in escrow, those funds will promptly be refunded to each investor without deduction or interest and in accordance with Rule 10b-9 under the Exchange Act.

Pursuant to our agreement with StartEngine Primary, 6% of the total funds received into escrow will be held back as a deposit hold in case of any ACH refunds or credit card chargebacks. The hold will remain in effect for 180 days following the close of the offering. 60 days after the close of the offering, 4% of the deposit hold will be released to us. The remaining 2% will be held for the final 120 days of the deposit hold. After such further 120 days, the remaining 2% will be released to us.

StartEngine Secure, LLC, an affiliate of StartEngine Primary, will serve as transfer agent to maintain stockholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our stockholder register.

In the event that it takes some time for us to raise funds in this offering, we will rely on income from sales, funds raised in any offerings from accredited investors.

No Minimum Offering Amount

The shares being offered will be issued in one or more closings. No minimum number of shares must be sold before a closing can occur. Potential investors should be aware that there can be no assurance that any other funds will be invested in this offering other than their own funds. See “Risk Factors - This Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.”

No Selling Shareholders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to us.

Bonus Shares for StartEngine OWNers

Starting on ____ ____, 2021, anyone who is a member of the StartEngine OWNers bonus program is entitled to 10% Bonus Shares and will receive 110 shares for every 100 shares they purchase during the remainder of this offering (the “OWNer Bonus”). Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. The general public can become members of the StartEngine OWNers bonus program on StartEngine’s website for $275 per year.  Membership will auto renew every year. A member of the program can cancel their renewal at any time. Once the individual cancels, their membership will expire on the next anniversary of their membership. With the OWNer’s Bonus, the investor will earn 10% bonus shares on all investments they make in participating campaigns on StartEngine. StartEngine Crowdfunding, Inc. will determine whether an investor qualifies as a StartEngine OWNer. The StartEngine OWNers bonus will only apply to the remaining ___________ shares sold.

Investor Perks

To encourage participation in this offering, Bonus Shares are available for investments of $1,000 or more. We are of the opinion that Bonus Shares do not have any cash value and do not alter the sales price or cost basis of the securities in this offering. Instead, the perks are a “thank you” to investors that help us achieve our mission. However, it is recommended that investors consult with a tax professional to fully understand any tax implications of receiving any perks before investing. The table below presents the investment level to receive the stated perk:

Investment Amount	Rewards
$1,000 - $2,499	• 10% Bonus Shares
$2,500 - $4,999	• 15% Bonus Shares
$5,000+	• 20% Bonus Shares

StartEngine OWNers shall receive the greater of the OWNer Bonus and the number of Bonus Shares set forth in the table above based on their Investment Amount, however, shall not be entitled to both.

Provisions of Note in Our Subscription Agreement

Exclusive Venue

Our Subscription Agreement includes a forum selection provision that requires any claim against us based on the Subscription Agreement not arising under the federal securities laws, to be brought in a court of competent jurisdiction in the State of New York. This forum selection provisions may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. We have adopted this provision to limit the time and expense incurred by management to challenge any such claims. As a company with a small management team, this provision allows our officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on our operations. See “Risk Factors - The Subscription Agreement includes an exclusive venue provision.”

Voting Proxy

The holders of Shares issued in this offering will grant an irrevocable voting proxy to our chief executive officer, that will limit their ability to vote their Shares until the occurrence of certain events specified in the proxy, none of which may ever occur. See “Summary – Rights and Preferences of the Shares,” “Risk Factors - Investors in our Shares will have to assign their voting rights,” and “Risk Factors - Our Subscription Agreement limits the liability of the proxy and provides the proxy with certain indemnification rights against the investors.”

Inspection Rights

The subscription agreement provides a waiver for inspection rights granted under Delaware law. Delaware law specifies that stockholders have the right to inspect and to make copies and extracts from, our stock ledger, a list of our stockholders, and our other books and records, and the books and records of our subsidiaries, if any.  Delaware law specifies the circumstances and manner that these rights can be exercised, including requiring that the stockholder must provide under oath a proper purpose for the exercises of these rights.